                                  EXHIBIT 12

                        UNUM CORPORATION AND SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES




                                                 Year Ended December 31,
(Dollars in millions)                            1993      1992     1991
Earnings:
 Income from continuing operations
  before income taxes                          $460.3    $398.5   $319.6
Add:
 Fixed charges                                   24.2      22.0     24.6
Earnings as adjusted                           $484.5    $420.5   $344.2

Fixed charges:
 Interest expense                              $ 12.7    $ 10.9   $ 11.3
 Capitalized interest                              --        --      1.0
 Interest portion of rent expense                11.5      11.1     12.3
Total fixed charges                            $ 24.2    $ 22.0   $ 24.6


Ratio of earnings to fixed charges               20.0      19.1     14.0



For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of income from continuing operations plus income taxes and fixed charges. Fixed charges consist of interest expense, capitalized interest and the estimated interest portion of rent expense.



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